Exhibit 8.1

List of Significant Subsidiaries of Acambis plc

Subsidiary	Jurisdiction of Incorporation

Acambis Research Limited	England
Acambis Inc.	Delaware
Berna Products Corporation	Delaware
Smallpox Biosecurity Limited	England